Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2010		2011		2012		2013		2014
Earnings:
Pre-tax income from continuing operations	18,427		23,525		24,640		(65,464)		(37,915)
Add Fixed charges	2,934		2,851		4,034		19,796		32,079
Capitalized Interest	0		0		0		0		0
Amortization of Capitalized Interest	0		0		0		0		0

Earnings (loss), as adjusted	21,361		26,376		28,674		(45,668)		(5,836)

Fixed charges:
Interest expense on debt & amortization of deferred financing costs	696		669		1,771		16,962		29,280
Capitalized Interest	0		0		0		—		0
Interest component of rental expense (1)	2,238		2,182		2,263		2,834		2,799

Fixed charges	2934		2851		4034		19796		32079

Ratio of earnings to fixed charges	7.3	x	9.3	x	7.1	x	-2.3	x	-0.2	x

Capitalized Interest
3/31/13 GJ 0000000016769							51,901	**

Total							51,901

Rounded							52

**Not deemed material. 2013, 2014 is negative.
Reported interest per IS	696		669		1,771		16,962		29,280
RENTAL COS	$5,703,777		$5,568,379		$5,957,635		$7,577,008		$7,430,261
RENTAL SGA	$1,010,443		$978,431		$831,536		$923,628		$965,406

Total Rents	$6,714,221		$6,546,810		$6,789,172		$8,500,636		$8,395,667

FACTOR	1/3		1/3		1/3		1/3		1/3
Extended	$2,238,074		$2,182,270		$2,263,057		$2,833,545		$2,798,556
Rounded	2,238		2,182		2,263		2,834		2,799

interest rec/GL Inquiry

(1)	The interest component of rental expense is estimated to be 1/3rd of such expense, which is considered a reasonable approximation of the interest factor.